EMGOLD MINING CORPORATION
Suite 1400 – 570 Granville Street
Vancouver, British Columbia
V6C 3P1
Telephone:  (604) 687-4622 Fax:  (604) 687-4212

(the “Company”)

INFORMATION CIRCULAR

Date

As at April 30, 2006, except as otherwise indicated.

Revocability of Proxy

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s duly authorized attorney in writing or, if the registered shareholder is a corporation, under its corporate seal and by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed bearing a later date and delivered either to Computershare Investor Services Inc. or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law.  In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder’s Shares.  A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.  Only registered shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.

Persons Making the Solicitation

This Information Circular is furnished in connection with the solicitation of proxies by the management of EMGOLD MINING CORPORATION (the "Company") for use at the annual general meeting of the Company to be held on June 22, 2006 (the “Meeting”), and at any adjournments thereof.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries, if any.  The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company.  The cost of solicitation will be borne by the Company.

Proxy Instructions

Appointment Of Proxyholder

The purpose of a proxy is to designate persons who will vote the proxy on a shareholder’s behalf in accordance with the instructions given by the shareholder in the proxy.  The persons whose names are printed in the enclosed form of proxy are officers or Directors of the Company (the “Management Proxyholders”).

A shareholder has the right to appoint a person other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person’s name in the blank space provided or by executing a proxy in a form similar to the enclosed form.  A proxyholder need not be a shareholder.

Voting By Proxy

Common shares of the Company (the “Shares”) represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of Annual and Special General Meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

Completion And Return Of Proxy

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company’s registrar and transfer agent, Computershare Investor Services Inc., by mail in the enclosed self-addressed envelope or failing that, by mail or by hand at 9th Floor, 100 University Avenue, Toronto, ON, Canada, M5J 2Y1, or by fax to 1-(866) 249-7775, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

Registered And Non-Registered Holders

Only shareholders whose names appear on the records of the Company as the registered holders of shares or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but instead registered in the name of a nominee such as a brokerage firm through which they purchased the shares; bank, trust company, trustee or administrator of self-administered RRSP's, RRIF's, RESP's and similar plans; or clearing agency such as The Canadian Depository for Securities Limited (a "Nominee").  If you purchased your shares through a broker, you are likely an unregistered holder.

In accordance with securities regulatory policy, the Company has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Nominees for distribution to non-registered holders.

Nominees are required to forward the Meeting materials to non-registered holders to seek their voting instructions in advance of the Meeting.  Shares held by Nominees can only be voted in accordance with the instructions of the non-registered holder.  The Nominees often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Nominee in order that your Shares are voted at the Meeting.

If you, as a non-registered holder, wish to vote at the Meeting in person, you should appoint yourself as proxyholder by writing your name in the space provided on the request for voting instructions or proxy provided by the Nominee and return the form to the Nominee in the envelope provided.  Do not complete the voting section of the form, as your vote will be taken at the Meeting.

In addition, Canadian securities legislation now permits the Company to forward meeting materials directly to "non objecting beneficial owners".  If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf.  By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions.

Interest of Certain Persons or Companies in Matters to be Acted Upon

Except as set out herein, no Director or executive officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

Voting Securities and Principal Holders of Voting Securities

The Company is authorized to issue an unlimited number of common shares without par value (“Shares”) of which 65,588,099 were issued and outstanding as at April 30, 2006.  The holders of Shares are entitled to one vote for each Share held.  Holders of Shares of record at the close of business on May 15, 2006, will be entitled to receive notice of and vote at the Meeting.

To the knowledge of the Directors and executive officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Frank A. Lang	6,786,594 (1)	10.35%
Galaxy Fund, Inc.	12,400,000	18.91%

(1)

Of these Shares, 1,411,749 are held indirectly in the name of Dauntless Developments Ltd. and 1,422,653 are held in the name of Lang Mining Corporation, both private companies controlled by Frank A. Lang.

Election of Directors

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed.  In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of Directors of the Company at six (6).

The Company is required to have an Audit Committee.  The Company also has a Corporate Governance and Compensation Committee and a Health, Safety and Environmental Committee.  Committee members are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (1)
Sargent H. Berner (3) (4) Vancouver, B.C. Director	Businessman, President, Kent Avenue Consulting Ltd.	Since May 30, 1991	89,668
William J. Witte (5) West Vancouver, B.C. President, CEO and Director	Director of other resource and technology based public and private companies	Since June 16, 1999	295,040
John King Burns (3)(4)(5) Philadelphia, Pennsylvania, U.S.A. Director	Managing Director, Frontier Risk Management Inc.	Since June 18, 2003	NIL
Joel D. Schneyer (3)(4)(5) Parker, Colorado, U.S.A. Director	President, Mercantile Resources Finance, Inc.	Since June 16, 2004	NIL
Kenneth R. Yurichuk Oakville, ON	See below	Nominee	NIL
Robin A. W. Elliott Vancouver, BC	See below	Nominee	10,000 (2)

(1)

Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at April 30, 2006, based upon information furnished to the Company by individual Directors.  Unless otherwise indicated, such Shares are held directly.

(2)

Of these Shares, 10,000 are held indirectly in the name of Gower Point Investments Ltd., a private holding company controlled by Robin A. W. Elliott and his spouse.

(3)

Audit Committee.

(4)

Corporate Governance and Compensation Committee.

(5)

Health, Safety & Environmental Committee.

Kenneth R. Yurichuk, C.A.

Mr. Yurichuk has acted as a director and officer of the General Partners for the Contrarian Resource Fund 2002 Limited Partnership, the Contrarian Resource Fund 2003 No. 1 Limited Partnership, the Mavrix Resource Fund 2004 Limited Partnership, the Mavrix Resource Fund 2004 - II Limited Partnership and the Mavrix Resource Fund 2005 - I Limited Partnership and a director of Mavrix Fund Management Inc.  He is a Chartered Accountant and senior partner in the public accounting firm Bobot & Yurichuk LLP, Chartered Accountants, Toronto.  Mr. Yurichuk has been in public practice for over 30 years and has served as director and officer of private and publicly-traded corporations involved in a wide range of businesses including mining, real estate development, investment and manufacturing. Mr. Yurichuk holds a B.Com degree as well as the CA designation.

Robin A. W. Elliott, FCA

Robin A. W. Elliott is a Senior Partner at Manning Elliott LLP, Chartered Accountants and has been with the firm since 1975.  Mr. Elliott has more than thirty years of accounting experience, primarily with small to medium-sized, owner-managed businesses and family holding and investment companies.  He received his Chartered Accountant designation in 1969, and holds a Bachelor of Commerce degree from the University of British Columbia (1965).  Over the years, he has been on several committees related to the Institute of Chartered Accountants of British Columbia, including the Discipline Tribunal, Professional Liability Task Force, FCA Nominating, Regulatory Policy, Professional Development, and is a past President (2003) of the Institute.  He is currently a member of a National Committee for professional liability insurance and was elected a Fellow in 1991.  He is also a member of the Trust and Estate Practitioners Society, the Canadian Tax Foundation and the Institute of Corporate Directors (and is on the executive of the BC chapter).  Mr. Elliott has completed the Simon Fraser Public Companies course and is a director of several private companies and charitable organizations.

No proposed director is to be elected under any arrangement or understanding between the proposed director and any other person or company.

To the knowledge of the Company, no proposed director:

(a)

is, as at the date of the Information Circular, or has been, within 10 years before the date of the Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Executive Compensation

The following table (presented in accordance with National Instrument 51-102) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Instrument) in respect of each of the individuals comprised of the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) and the other four most highly compensated executive officers of the Company as at December 31, 2005,whose individual total compensation for the most recently completed financial year exceeded $150,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively “the Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long Term Compensation
					Awards	Payouts
Name and Principal Position	Year	Salary (1) Bonus Other Annual Compensation ($) ($) ($)			Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion ($)
William J. Witte President & CEO	2005	124,029	NIL	NIL	NIL	NIL	NIL	NIL
	2004	125,859	NIL	NIL	200,000 (3)	NIL	NIL	NIL
	2003	106,351	NIL	NIL	600,000 (2)	NIL	NIL	NIL
Shannon M. Ross Secretary & CFO	2005	59,164	NIL	NIL	NIL	NIL	NIL	NIL
	2004	34,916	NIL	NIL	200,000 (3)	NIL	NIL	NIL
	2003	14,351	NIL	NIL	150,000 (2)	NIL	NIL	NIL

(1)

Effective August 3, 2001, the Company entered into a Shareholder and Operating Agreement to be provided with management, administrative, geological and other services by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company (See “Management Contracts” for further information).  The Company reimbursed LMC for all salary expense reported in the table.

(2)

Granted November 19, 2003, exercisable at $1.00 per share expiring November 19, 2013.

(3)

Granted July 12, 2004, exercisable at $0.90 per share expiring July 12, 2014.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid.

Option Grants During the
Most Recently Completed Financial Year

There were no stock option grants made to the Named Executive Officers during the most recently completed financial year.

Aggregated Options/SAR Exercises in Last Financial Year
and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End ($) Exercisable/ Unexercisable
William J. Witte	Nil	Nil	1,050,000/NIL	$70,000/NIL
Shannon M. Ross	Nil	Nil	450,000/NIL	NIL/NIL

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

The Company has an equity compensation plan in the form of a stock option plan (the “Plan”) which was approved by shareholders on June 8, 2005, and is administered by the Directors of the Company.  The Plan was established to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire Shares in the capital of the Company.  The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the two week average trading price of the Shares of the Company on each stock exchange on which the shares of the Company are listed at the time of the grant of the option, less the maximum discount permitted under the regulations of such stock exchange or such other price as may be agreed to by the Company and approved by such stock exchange.

No options were granted to directors during the most recently completed financial year.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	6,304,000	$0.82	444,810
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	6,304,000

(1)

The only “equity compensation plan” in place is the Company’s stock option plan.  See “Compensation of Directors” at Item 8 above.

(2)

As at December 31, 2005

Indebtedness of Directors and Executive Officers

There is no indebtedness of any Director, executive officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

Interest of Informed Persons in Material Transactions

An informed person is one who generally speaking is a director or executive officer or is a 10% shareholder of the Company.  To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as set out herein.

During the year ended December 31, 2005, legal fees totalling US$34,625 were paid to a law firm of which a director was associate counsel.

Ross Guenther (Director since June 18, 1998)

Ross Guenther, is the developer of the Ceramext™ process.  Under the terms of the agreement, the Company has agreed to pay the following minimum advance royalty payments: US$5,000 per quarter in the year ended December 2005, US$10,000 per quarter in fiscal 2006; US$20,000 per quarter in fiscal 2007; and US$40,000 per quarter thereafter.  He is also a consultant to the Company’s wholly owned subsidiary, Idaho-Maryland Mining Corporation, for the Idaho-Maryland Property, and received consulting fees of US$90,000.

Frank A. Lang (Director since March 17, 1989)

During fiscal 2002, the Company entered into private placements, completed a debt settlement, and was able to pay off the majority of the creditors of the Company.  At December 31, 2002, Mr. Frank A. Lang and Lang Mining Corporation (collectively “Lang”) remained as the major creditors of the Company, the debt arising from financial support provided to the Company over a prolonged period.  During fiscal 2003, the Company entered into an agreement with Lang to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate $789,686 of indebtedness owing to Lang.

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time on 30 days’ written notice at a redemption price of $0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of $2 million in working capital.

The Class A Convertible Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  This ratio represents an effective conversion price of $0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at US$300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in US$90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At December 31, 2005, US$147,018 has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over a period of ten years, based on management’s best estimate of the life of the convertible preference shares at the time of their issuance.

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang.  Commencing January 1, 2003, and expiring June 30, 2006, the Company agreed to pay $2,500 per month to Lang Mining for the services of the chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.

Services Agreement with LMC Management Services Ltd. (“LMC”)

Commencing August 3, 2001, the Company entered into a Shareholder and Operating Agreement (the “Services Agreement”) to be provided with management, administrative, geological and other services by LMC, a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  As at December 31, 2005, the Company had a receivable from LMC of US$131,224 for performing administrative, geological and management functions on behalf of the Company.  The Services Agreement requires that the Company maintain three months of working capital with LMC.  During the most recently completed financial year, the sum of US$649,271 was paid to LMC for performing administrative, geological and management functions on behalf of the Company.

Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 700, 250 Howe Street, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Management Contracts

The Company has a Shareholder and Operating Agreement with LMC Management Services Ltd., whereby management, administrative, geological and other services are provided by LMC, a private company held jointly by the Company and other public companies, formed to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  See “Interest of Informed Persons in Material Transactions - Services Agreement” above for further information.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-201 establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101, discloses its corporate governance practices.

Independence of Members of Board

The Company's Board consists of six directors, three of whom are independent based upon the tests for independence set forth in Multilateral Instrument 52-110.  John King Burns, Joel D. Schneyer and Sargent H. Berner are independent.  William J. Witte is not independent as he is the President and CEO of the Company.  Ross Guenther is not independent as he is a paid consultant on the Company’s Idaho-Maryland Property.  Frank A. Lang is not independent as he is a past executive Chairman of the Company and the prescribed period (set forth in Multilateral Instrument 52-110) has not elapsed since the end of his service as Chairman of the Company.  Upon shareholder approval of management’s nominees for election as directors, the Company’s Board will be comprised almost entirely of independent directors with five independent directors and one non-independent director.

Management Supervision by Board

The CEO and CFO report upon the operations of the Company, on an annual basis directly to the independent directors of the Board without the presence of non-independent directors.  The independent directors hold meetings after each directors’ meeting without the presence of the Chair and non independent directors.  During the year ended December 31, 2005, five such meetings were held.  The independent directors are also encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present.  The Company's auditors, legal counsel and employees may be invited to attend.  The audit committee is composed of a majority of independent directors who meet with the Company's auditors without management being in attendance.  The independent directors exercise their responsibilities for independent oversight of management through a strong Corporate Governance and Compensation Committee.  The Board has appointed John King Burns as Chairman to assist the Board in being effective, cohesive and independent from management.

Participation of Directors in Other Reporting Issuers

The participation of the directors in other reporting issuers is described in Schedule "A" attached to this Information Circular.

Participation of Directors in Board Meetings

In the year ended December 31, 2005, five board meetings were held.  The attendance record of each director for the board meetings held is as follows:

Name of Director	Number of Board Meetings Attended in the Most Recently Completed Financial Year
William J. Witte	5
John K. Burns	5
Sargent H. Berner	5
Frank A. Lang	4
Ross Guenther	5
Joel D. Schneyer	5

Board Mandate

The Board has adopted a Board of Directors Mandate, the text of which is attached as Schedule “B” to this Information Circular.

Position Descriptions

The Board has adopted position descriptions for the Chair of the Board the CEO and for the chairs of each of its committees.

Orientation and Continuing Education

While the Company does not have formal orientation and training programs, new Board members are provided with:

1.

information respecting the functioning of the Board of Directors, committees and copies of the Company's corporate governance policies;

2.

access to recent, publicly filed documents of the Company;

3.

access to management ; and

4.

information regarding .

Board members are encouraged to communicate with management, auditors and technical consultants; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations.  Board members have full access to the Company's records.

Ethical Business Conduct

The Board views good corporate governance as an integral component to the success of the Company and to meet responsibilities to shareholders.

The Board has adopted a Code of Conduct (the "Code") that is currently under revision and will be posted on its website at www.emgold.com and under the Company's profile at www.sedar.com.  The Board has instructed its management and employees to abide by the Code and to bring any breaches of the Code to the attention of the Board or the Corporate Governance and Compensation Committee.  The Corporate Governance and Compensation Committee also conducts an annual review of the performance of Company personnel under the Code with a view to making any required changes in Company practice or policy to enhance compliance with the Code.  The Board keeps a record of departures from the Code and waivers requested and granted and confirms that no material change reports have been filed by the Company since the beginning of the Company's most recently completed financial year pertaining to any conduct of a director or executive officer that constitutes a departure from the Code.

The Board requires that directors and executive officers who have an interest in a transaction or agreement with the Company promptly disclose that interest at any meeting of the Board at which the transaction or agreement will be discussed and abstain from discussions and voting in respect to same if the interest is material or if required to do so by corporate or securities law.

Nomination of Directors

The Corporate Governance and Compensation Committee has responsibility for identifying potential Board candidates.    The Corporate Governance and Compensation Committee assesses potential Board candidates to fill perceived needs on the Board for required skills, expertise, independence and other factors.  Members of the Board and representatives of the mineral exploration industry are consulted for possible candidates.

Compensation of Directors and the CEO

The Corporate Governance and Compensation Committee has responsibility for reviewing compensation for the directors and senior management.

To determine compensation payable, the Corporate Governance and Compensation Committee review compensation paid for directors and CEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, the independent Corporate Governance & Compensation Committee annually review the performance of the CEO in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Other Board Committees

In addition to the Audit Committee and Corporate Governance and Compensation Committee the Company has a Health, Safety and Environmental Committee which monitors compliance with environmental and safety standards and sets environmental and safety policy.

Assessments

The Board annually, and at such other times as it deems appropriate, reviews the performance and effectiveness of the Board, the directors and its committees to determine whether changes in size, personnel or responsibilities are warranted.  To assist in its review, the Board conducts informal surveys of its directors, receives an annual report from the Nominating and Corporate Governance Committee on its assessment of the functioning of the Board and reports from each committee respecting its own effectiveness.  As part of the assessments, the Board or the individual committee may review their respective mandate or charter and conduct reviews of applicable corporate policies.

Audit Committee

The Audit Committee of the Board facilitates effective Board decision-making by providing recommendations to the Board on matters within its responsibility.  The Board believes that the Audit Committee assists in the effective functioning of the Board.

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices.  The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders.  The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public.  The Audit Committee meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate.  The Company has adopted a Charter, which mandates that a majority of the members of the Audit Committee be independent directors.

The Audit Committee's Charter

Mandate

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes.  Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.  The Committee’s primary duties and responsibilities are to:

•

Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

•

Review and appraise the performance of the Company’s external auditors.

•

Provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee shall have accounting or related financial management expertise.  All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate.  As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

Documents/Reports Review

(a)

Review and update this Charter annually.

(b)

Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

External Auditors

(a)

Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)

Obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board Standard 1.

(c)

Review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors.

(d)

Take, or recommend that the full Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)

Recommend to the Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval.

(f)

At each meeting, consult with the external auditors, without the presence of management, about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company's financial statements.

(g)

Review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

(h)

Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements.

(i)

Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors.  The pre-approval requirement is waived with respect to the provision of non-audit services if:

i.

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided;

ii.

such services were not recognized by the Company at the time of the engagement to be non-audit services; and

iii.

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a)

In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b)

Consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

(c)

Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

(d)

Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

(e)

Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(f)

Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

(g)

Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(h)

Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(i)

Review certification process.

(j)

Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Other

Review any related-party transactions.

Composition of the Audit Committee

The following are the members of the Committee:

Sargent H. Berner	Independent (1)	Financially Literate (1)
John K. Burns	Independent (1)	Financially Literate (1)
Joel D. Schneyer	Independent (1)	Financially Literate (1)

(1)

As defined by Multilateral Instrument 52-110 ("MI 52-110").

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2005	25,000	40,000	10,450	--
2004	26,000	--	9,650	--

Particulars of Matters to be Acted Upon

(a)

Approval and Ratification of 10% Rolling Stock Option Plan

The Board of Directors of the Company implemented a stock option plan (the "Plan") effective April 29, 2005, which was approved by the Exchange and the shareholders of the Company.  The number of common shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding common shares at the time of the grant.  In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

Therefore, at the Meeting, shareholders will be asked to pass a resolution in the following form:

"UPON MOTION BE IT RESOLVED that the Company approve and ratify, subject to regulatory approval, the Plan pursuant to which the directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company’s issued and outstanding shares being reserved to any one person on a yearly basis."

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company’s shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange.  Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  The Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.  The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

The full text of the Plan will be available for review at the Meeting.

Unless such authority is withheld, the persons named in the enclosed Proxy intend to vote for the approval and ratification of the Plan.

Additional Information

Additional information relating to the Company is on SEDAR at www.sedar.com.  Shareholders may contact the Company at (604) 687-4622 to request copies of the Company’s financial statements and related MD&A.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year, which are filed on SEDAR.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting.  If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Certificate

The foregoing contains no untrue statements of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

DATED at Vancouver, British Columbia, this 18th day of May, 2006.

/s/ William J. Witte

/s/ Shannon M. Ross

William J. Witte, B.Sc., P.Eng.

Shannon M. Ross, B.Com., C.A.
President & CEO

Corporate Secretary & Chief Financial Officer

Schedule “A”

This Schedule “A” lists the participation of the directors of the Company elected in June 2005 in other reporting issuers.

Name of Director	Name of Reporting Issuer
Frank A. Lang	Director of: Aurizon Mines Ltd., Abington Ventures Inc., and ValGold Resources Ltd. Director and executive officer of: Acrex Ventures Ltd., Cream Minerals Ltd. and Sultan Minerals Inc.
William J. Witte	Director of ValGold Resources Ltd.
Sargent H. Berner

Director of:  Titan Logix Corp. (formerly Titan Pacific Resources Corp.), Sultan Minerals Inc., Cream Minerals Ltd., ValGold Resources Ltd., Canadian Small Cap Resource Fund 2004 Limited Partnership, Aurizon Mines Ltd., Arrabbiata Capital Corp., Canadian Small Cap Resource Fund 2005 No.1 Limited Partnership,  and Pacific Ridge Exploration Ltd.

Corporate Secretary of: Northern Orion Resources Inc.

John King Burns	Director of: NovaDx Ventures Corp. (formerly NovaDx International Inc.) and Northern Orion Resources Inc.
Ross Guenther	No directorships
Joel D. Schneyer	Director of: Rupert Resources Ltd., Etruscan Resources Incorporated and Globex Mining Enterprises Inc.